Exhibit 12.2
PUBLIC SERVICE COMPANY OF NEW MEXICO
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Three Months Ended	Year Ended December 31,
	March 31, 2018	2017		2016		2015		2014		2013
Fixed charges, as defined by the Securities and Exchange Commission:

Interest expensed and capitalized	$21,929	$86,121		$89,502		$84,695		$79,834		$79,769
Amortization of debt premium, discount and expenses	634	2,677		2,312		1,978		1,944		1,879
Estimated interest factor of lease rental charges	287	1,182		1,217		1,532		2,541		3,732
Total Fixed Charges	$22,850	$89,980		$93,031		$88,205		$84,319		$85,380

Earnings, as defined by the Securities and Exchange Commission:

Earnings (loss) before income taxes and non-controlling interest	$11,166	$168,968		$132,860		$(13,082)		$154,086		$151,480
Fixed charges as above	22,850	89,980		93,031		88,205		84,319		85,380
Non-controlling interest in earnings of Valencia	(3,677)	(15,017)		(14,519)		(14,910)		(14,127)		(14,521)
Interest capitalized	(1,937)	(6,917)		(6,094)		(8,530)		(5,211)		(4,420)

Earnings Available for Fixed Charges	$28,402	$237,014		$205,278		$51,683		$219,067		$217,919

Ratio of Earnings to Fixed Charges	1.24	2.63	[1]	2.21	[2]	0.59	[3]	2.60	[4]	2.55	[5]

[1] Earnings (loss) before income taxes and non-controlling interest for the year ended December 31, 2017 includes a pre-tax loss of $27.0 million due to the write-off of regulatory disallowances and restructuring costs. If that loss was excluded, the Ratio of Earnings to Fixed Charges would have been 2.93 for 2017.

[2] Earnings (loss) before income taxes and non-controlling interest for the year ended December 31, 2016 includes a pre-tax loss of $15.0 million due to the write-off of regulatory disallowances and restructuring costs. If that loss was excluded, the Ratio of Earnings to Fixed Charges would have been 2.37 for 2016.

[3] The shortfall in earnings available for fixed charges to achieve a ratio of earnings to fixed charges of 1.00 amounted to $36.5 million for the year ended December 31, 2015. Earnings (loss) before income taxes includes a pre-tax loss of $167.5 million due to the write-off of regulatory disallowances and restructuring costs. If that loss was excluded, the Ratio of Earnings to Fixed Charges would have been 2.48 for 2015.

[4] Earnings (loss) before income taxes and non-controlling interest for the year ended December 31, 2014 includes a pre-tax loss of $1.1 million due to the write-off of regulatory disallowances. If that loss was excluded, the Ratio of Earnings to Fixed Charges would have been 2.61 for 2014.

[5] Earnings (loss) before income taxes and non-controlling interest for the year ended December 31, 2013 includes a pre-tax loss of $12.2 million due to the write-off of regulatory disallowances. If that loss was excluded, the Ratio of Earnings to Fixed Charges would have been 2.70 for 2013.